EXHIBIT 12

         LEGGETT AND PLATT, INCORPORATED AND SUBSIDIARIES
         COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                 (Amounts in millions of dollars)

                               Nine Months          Twelve Months Ended
                                  Ended                December 31,
                        9/30/00 9/30/99  1999   1998     1997    1996    1995
Earnings
 Income from continuing
 operations before
 income tax             $347.1  $344.2  $462.6 $395.6  $333.3  $249.7  $220.6

Interest expense
 (excluding amount
  capitalized)            49.4    30.5    43.0   38.5    31.8    30.0    30.4

Portion of rental
 expense under
 operating leases
 representative
 of an interest factor     7.1     6.2     8.2    6.7     6.1     5.5     5.1
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Total earnings          $403.6  $380.9  $513.8 $440.8  $371.2  $285.2  $256.1
=============================================================================
Fixed charges
 Interest expense
 (including amount
  capitalized)           $50.2   $31.1   $44.0  $39.2   $32.7   $31.0   $31.4

Portion of rental expense
 under operating leases
 representative
 of an interest factor     7.1     6.2     8.2    6.7     6.1     5.5     5.1
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Total fixed charges      $57.3   $37.3   $52.2  $45.9   $38.8   $36.5   $36.5
=============================================================================
Ratio of earnings to
 fixed charges             7.0    10.2     9.8    9.6     9.6     7.8     7.0
=============================================================================

Earnings consist principally of income from continuing operations before income taxes, plus fixed charges. Fixed charges consist principally of interest costs.